SECURITIES AND EXCHANGE COMMISSION

                                Washington D.C.

                                   Form U-1/A

                                AMENDMENT NO. 3
                                       TO
                                    FORM U-1

                                  APPLICATION

                                   UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                         Niagara Mohawk Holdings, Inc.
                               300 Erie Boulevard
                            Syracuse, New York 13202

                              Gary J. Lavine, Esq.
                             Terence A. Burke, Esq.
                        c/o Niagara Mohawk Holdings, Inc.
                               300 Erie Boulevard
                            Syracuse, New York 13202
                              Telephone: (315) 428-6717


                                   Copies to:

                            Steven J. Agresta, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              3000 K Street, N.W.
                             Washington, D.C. 20007
                              Telephone: (202) 424-7757


                             Janet Geldzahler, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                              Telephone: (212) 558-4000

         This Amendment No. 3 on Form U-1/A to Form U-1 of Niagara Mohawk Holdings, Inc. is being filed for the purpose of amending Item 1 by amending section C.2 thereof.



ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

A.   Introduction
     ------------

         Niagara Mohawk Holdings, Inc., a New York corporation ("Holdings"), seeks authorization from the Securities and Exchange Commission ("Commission") under Sections 3(a)(1), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), in connection with the proposed corporate reorganization of Niagara Mohawk Power Corporation ("Niagara Mohawk" or the "Company"), a New York electric and gas utility company. The reorganization is being proposed in order to implement a comprehensive rate and restructuring plan for Niagara Mohawk that was recently approved by the New York State Public Service Commission ("PSC"), hereinafter referred to as the "Settlement Agreement" or "PowerChoice", a copy of which is filed as Exhibit 1 hereto. A copy of the PSC Order approving the Settlement Agreement in Opinion 98-8, Opinion and Order Adopting Terms of Settlement Agreement Subject to Modifications and Conditions (March 20, 1998) is filed as Exhibit 2 hereto.

         Specifically, Holdings applies for the approval of the Commission pursuant to Section 9(a)(2) of the 1935 Act (i) to acquire all of the outstanding shares of common stock of Niagara Mohawk ("Niagara Mohawk Common Stock") pursuant to an Agreement and Plan of Exchange ("Exchange Agreement"), a copy of which is filed as Exhibit 3 hereto, which will result in Holdings owning or controlling all of the outstanding Niagara Mohawk Common Stock, and, indirectly, 86% of the outstanding common stock of Beebee Island Corporation ("Beebee Island"), a New York corporation, indirectly 67% of the outstanding common stock of Moreau Manufacturing Corporation ("Moreau"), a New York corporation, and indirectly 50% of Canadian Niagara Power Company Limited ("CNP"), a Canadian corporation, each of which is an "electric utility company" for purposes of the 1935 Act. In addition, Holdings hereby applies pursuant to
Section 3(a)(1) of the 1935 Act for an order exempting Holdings and each of its subsidiary companies from all provisions of the 1935 Act (except for Section 9(a)(2) thereof).

         The holders of Niagara Mohawk Common Stock ("common shareholders") approved the Exchange Agreement at their Annual Meeting held on June 29, 1998. The Exchange Agreement is anticipated to be implemented as soon as practicable after all regulatory approvals are obtained. Thus, the applicant requests that the Commission issue an order in this matter at your earliest convenience. The share exchange (the exchange of the outstanding Niagara Mohawk Common Stock ("Common Stock") on


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a share-for-share basis for shares of common stock of Holdings ("Holdings Common
Stock")) pursuant to the Exchange Agreement will become effective immediately following the close of business on the date of the filing with the New York Department of State of a certificate of exchange pursuant to Section 913(d) of the New York Business Corporation Law or at such later time and date as may be stated in such certificate ("Effective Time").

         Niagara Mohawk believes that the share exchange described herein will result in the most efficient and effective corporate structure.


B.   Other Regulatory Filings
     ------------------------

         The Federal Energy Regulatory Commission ("FERC") has held that the transfer of common stock of a public utility company, such as Niagara Mohawk, from its existing stockholders to a holding company in a transaction such as the share exchange constitutes a transfer of the "ownership and control" of the facilities of such utility, and is thus a "disposition of facilities" subject to FERC review and approval under Section 203 of the Federal Power Act. Niagara Mohawk has concurrently applied for such approval.

         A provision in the Atomic Energy Act requires Nuclear Regulatory Commission ("NRC") consent for the transfer of control of NRC licenses. The NRC staff has in the past asserted that this provision applies to the creation of a holding company over an NRC-licensed utility company in a transaction such as the share exchange. Niagara Mohawk has concurrently applied for NRC approval under the Atomic Energy Act for the transfer of control, resulting from the share exchange, of its two licenses, for Nine Mile Point 1 and Nine Mile Point 2, respectively.

         The New York Public Service Law ("NYPSL") requires approval from the PSC in order to undertake the reorganization represented by the formation of the holding company structure. The NYPSL also requires PSC approval for a holding company to acquire the stock of a utility company pursuant to a share exchange. The Company has obtained PSC approval of the holding company concept and will make appropriate additional filings with respect to the formation of a holding company.


C.   Proposed Reorganization
     -----------------------

     1.  Description of Niagara Mohawk
         -----------------------------

         Niagara Mohawk is a regulated public utility incorporated under the laws of the State of New York. It is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, in areas of eastern,



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central, northern and western New York State having a total population of approximately 3.5 million, including the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls, Watertown and Troy and purchasing, transporting and distributing natural gas to the public in areas of eastern, central, and northern New York State. A map of Niagara Mohawk's service territory is attached hereto as Exhibit 4. Niagara Mohawk's service territory will not change as a result of the proposed corporate reorganization. In providing this service, Niagara Mohawk is subject to regulation by the PSC under the NYPSL with respect to retail electric and gas rates and to regulation by FERC with respect to wholesale electric and electric transmission rates. Niagara Mohawk is currently exempt from registration as a holding company under Section 3(a)(2) of the 1935 Act because it is predominantly a public utility company whose operations as such are confined to New York State. Niagara Mohawk Power Corp. 51 S.E.C. Docket 1269 (1992).

         In addition to its utility operations, Niagara Mohawk owns an unregulated subsidiary, Opinac North America, Inc. ("Opinac NA"), which, in turn, owns Opinac Energy Corporation1/, Plum Street Enterprises, Inc. and Plum Street Energy Marketing, Inc. (a subsidiary of Plum Street Enterprises, Inc.) (collectively, the "non-utility subsidiaries"), which participate principally in energy-related services. CNP is owned 50% by Opinac Energy Corporation. CNP owns a 99.99% interest in Canadian Niagara Wind Power Company, Inc. and Cowley Ridge Partnership, respectively, which together operate a wind power joint venture in the Province of Alberta, Canada. Niagara Mohawk also has several other subsidiaries including NM Uranium Inc., NM Holdings, Inc., Moreau Manufacturing Corp., Beebee Island Corp., and NM Receivables Corp. II.

         Three of these subsidiaries are "public utilities" under the 1935 Act. Brief descriptions of each public utility are provided below. None of the other subsidiaries contribute alone or in the aggregate a material amount of revenue to the consolidated enterprise.

BEEBEE ISLAND CORP.

         Beebee Island operates a 7.7 megawatt hydroelectric generating station located on the Black River in New York State. Beebee Island is a majority-owned subsidiary of Niagara Mohawk which owns 5,799 shares of Beebee Island's common stock and leases an additional 217 shares from another party. The remaining 984 shares of common stock outstanding are owned by Ahlstrom Filtration, Inc. Beebee Island has contractual arrangements with both owners to sell to them 100% of its

---------

         1/ Opinac Energy Corporation is an exempt holding company under Section 3(a)(5) of the Public Utility Holding Company Act of 1935. Opinac Energy Corporation, 52 S.E.C. Docket 1475 (1992).




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power output in accordance with their ownership percentages. The contracts provide that Beebee Island be allowed to charge a price for the power sold that enables Beebee Island to earn a predetermined return on rate base.

         Beebee Island is more than 50% directly owned by Niagara Mohawk and is currently contractually committed to sell power generated by Beebee Island to, among others, Niagara Mohawk on a wholesale basis. Beebee Island is not an "exempt wholesale generator," nor is it a "qualifying small producer" as those terms are defined by FERC regulation. As a result, Beebee Island has been viewed by FERC as an electric utility under the Federal Power Act ("FPA"), the premise being that Beebee Island sells electric energy at wholesale.


CANADIAN NIAGARA POWER COMPANY

         CNP generates electricity at the William B. Rankine Generating Station located in the city of Niagara Falls, Ontario and distributes electricity to residential, commercial and industrial customers in the city of Niagara Falls and the Town of Fort Erie, Ontario. CNP is 50% owned by Opinac Energy Corporation, a Canadian wholly-owned subsidiary of Opinac North America, a wholly-owned U.S. subsidiary of Niagara Mohawk. The other 50% equity is owned by Fortis, Inc. CNP has an international electric interconnection with Niagara Mohawk and both sells and purchases power to Niagara Mohawk at wholesale at this interconnection, but otherwise conducts its business wholly within Canada.


MOREAU MANUFACTURING CORP.

         Moreau operates a 5.0 megawatt hydroelectric generating station located on the Hudson River in New York State. Moreau is a majority-owned subsidiary of Niagara Mohawk, which owns 1,684 shares of Moreau's common stock. The remaining 842 shares of common stock outstanding are owned by Finch, Pruyn and the Company. Moreau has contractual arrangements with both owners to sell to them 100% of its power output in accordance with their ownership percentages. The contracts provide that Moreau be allowed to charge a price for the power sold that enables Moreau to earn a predetermined return on rate base.

         Moreau is more than 50% directly owned by Niagara Mohawk and is currently contractually committed to sell power generated by Moreau to, among others, Niagara Mohawk on a wholesale basis. Moreau is not an "exempt wholesale generator," nor is it a "qualifying small producer" as those terms are defined by FERC regulation. As a result, Moreau has been viewed by FERC as an electric utility under the FPA the premise being that Moreau sells electric energy at



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wholesale.


     2.   The Exchange Agreement
          ----------------------

         Niagara Mohawk has caused Holdings to be incorporated under the laws of the State of New York for the purpose of carrying out the proposed transactions described in this application. Holdings is currently a direct, wholly-owned subsidiary of Niagara Mohawk. Holdings owns no utility assets and is not currently a "public utility company" or a "holding company" for purposes of the 1935 Act.

         The Exchange Agreement has been unanimously adopted by the Board of Directors of Niagara Mohawk and was adopted by the Niagara Mohawk common shareholders on June 29, 1998. In the share exchange:

          (1) each share of Niagara Mohawk Common Stock outstanding immediately prior to the Effective Time of the share exchange will be exchanged for one new share of Holdings common stock;

          (2) Holdings will become the owner of all outstanding Niagara Mohawk Common Stock; and

          (3) the shares of Holdings common stock held by Niagara Mohawk immediately prior to the Effective Time will be canceled.

         As a result, upon completion of the share exchange, Holdings will become a holding company, Niagara Mohawk will become a subsidiary of Holdings, and all of Holdings' common stock outstanding immediately after the share exchange will be owned by the former holders of Niagara Mohawk Common Stock outstanding immediately prior to the share exchange.

         Following the share exchange certain of Niagara Mohawk's existing non-utility subsidiaries will be transferred to Holdings and become subsidiaries of Holdings. Niagara Mohawk's principal non-utility subsidiaries participate in real estate development of property formerly owned by Niagara Mohawk (NM Holdings), and in energy-related services (Opinac NA and its subsidiaries). Within two years of effecting the share exchange, Niagara Mohawk will dividend all of its interest in Opinac NA to its parent, Holdings. In addition, Niagara Mohawk holds a single-purpose subsidiary, NM Receivables Corp. II, established to facilitate the sale of an undivided interest in a designated pool of customer receivables. The corporate structure immediately prior to and after the reorganization is shown in Exhibit 5 attached to this application.

         After the share exchange occurs, Holdings will have no material assets other than its ownership of stock of its subsidiaries, which initially will consist of all of the outstanding Niagara Mohawk Common Stock and thereafter the



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



common stock of Opinac NA and possibly certain of Niagara Mohawk's existing non-utility subsidiaries. Given its financial condition and contractual restrictions, Niagara Mohawk does not foresee Holdings making substantial investments in unregulated businesses in the near future. However, under the terms of the Settlement Agreement, Niagara Mohawk has a one-year window in which it can adopt the holding company structure.

         The current indebtedness of Niagara Mohawk will continue to be obligations of Niagara Mohawk and will be neither assumed nor guaranteed by Holdings in connection with the share exchange. Niagara Mohawk's first mortgage bonds will continue to be secured by first mortgage liens on all of the properties of Niagara Mohawk that are currently subject to such liens. Such indebtedness will be neither assumed nor guaranteed by Holdings in connection with the share exchange. The decision to have the indebtedness of Niagara Mohawk continue as obligations of Niagara Mohawk is based upon a desire not to alter, or potentially alter, the nature of the investment represented by such fixed income obligations, namely a direct investment in a regulated utility.

         Shares of Niagara Mohawk preferred stock will not be exchanged in the share exchange but will continue as shares of preferred stock of Niagara Mohawk. Therefore, holders of Niagara Mohawk preferred stock will not become holders of Holdings preferred or common stock as a result of the share exchange. Except as discussed under this caption, the share exchange and the holding company structure will not change the rights of holders of the outstanding shares of Niagara Mohawk preferred stock. Niagara Mohawk preferred stock will continue to rank senior to Niagara Mohawk Common Stock as to dividends and as to the distribution of Niagara Mohawk's assets upon a liquidation.

         The restructuring is not expected to affect adversely the holders of Niagara Mohawk preferred stock. Dividends on Niagara Mohawk preferred stock will continue to be paid as before, depending upon the earnings, financial condition, and other relevant factors affecting Niagara Mohawk. However, the assets or earnings of Holdings' subsidiaries other than Niagara Mohawk will not be available to pay dividends on Niagara Mohawk preferred stock or to make distributions with respect to such preferred stock in the event of a liquidation if the share exchange is consummated. Appraisal rights under the New York Business Corporation Law are not available to holders of Niagara Mohawk preferred stock inasmuch as that preferred stock is not being exchanged for Holdings stock and will continue as Niagara Mohawk preferred stock after the holding company restructuring.

         The Board of Directors' decision to exchange Niagara Mohawk Common Stock for Holdings common stock was primarily based on the Board's desire to confer the expected benefits of the share exchange on those investors who are best placed to enjoy such benefits, namely the holders of Niagara Mohawk Common Stock. The Board's decision not to exchange Niagara Mohawk preferred stock in the share exchange was primarily based on the Board's desire not to alter, or



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potentially alter, the nature of the investment decision represented by the
Niagara Mohawk preferred stock (namely, a direct investment in a regulated utility) and the priority position of the Niagara Mohawk preferred stockholders with respect to dividends and assets on liquidation.

         The consolidated assets and liabilities of Niagara Mohawk and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries after the Effective Time. All the business and operations conducted before the Effective Time by Niagara Mohawk and its subsidiaries will continue to be conducted after the Effective Time by Niagara Mohawk and such subsidiaries, as subsidiaries of Holdings.

         Though Niagara Mohawk expects to sell or liquidate its majority interests in two of its generation subsidiaries, Beebee Island and Moreau, before or shortly after the share exchange, Holdings will retain an indirect 50% interest in CNP, which does not contribute a material part of its income.2/

         Niagara Mohawk will continue to be subject to regulation by the PSC after the share exchange. Niagara Mohawk's utility retail sales, which include sales of gas transportation and balancing services, will continue to be made primarily under rate schedules and tariffs filed with and subject to the jurisdiction of the PSC. In addition, Niagara Mohawk will continue to be subject to regulation by the PSC, as it has been in the past, regarding issuances of securities, capital ratio maintenance, and the maintenance of its books and records.

         Niagara Mohawk also will continue to be subject to regulation by the FERC and the NRC. FERC will continue to regulate the terms and conditions of Niagara Mohawk's transmission of electricity, along with transmission interconnections and ancillary services, as well as the terms and conditions of its sales of electric energy for resale. The NRC will continue to review and regulate Niagara Mohawk's operation of the two Nine Mile Point nuclear units.

         Under the PowerChoice Agreement, Niagara Mohawk is prohibited from making loans to, or providing guarantees or other credit support for the obligations of, Holdings or any other subsidiary of Holdings. Likewise, Niagara Mohawk may not pledge its assets for the obligations of any other entity, including Holdings or any other subsidiary of Holdings. (See Section 9.2.6, p. 98 of Ex. 1.)



---------------------

     2/ See Exhibit 13.



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


         PowerChoice generally prohibits any transaction between Niagara Mohawk and Holdings or any other subsidiary of Holdings, except for the provision of certain corporate administrative services, certain "grandfathered" transactions as listed therein, transactions permitted as a matter of generic policy by the PSC, and tariffed transactions. In addition, Holdings and its subsidiaries are required by PowerChoice to operate as separate entities. (See Section 9.2.1.1, p. 93 of Ex. 1) Finally, PowerChoice sets out guidelines for the allocation of costs among Holdings, Niagara Mohawk and the other subsidiaries of Holdings. (See Section 9.2.1.3, p. 94 of Ex. 1.)

         In order to address concerns regarding the possible diversion of the attention of Niagara Mohawk's management away from the utility business, as well as to avoid potential conflicts of interest with the management of Holdings, PowerChoice contains restrictions regarding the composition of the Boards and managements of Niagara Mohawk and Holdings and other subsidiaries of Holdings. Niagara Mohawk's Board of Directors must include at least a majority of outside directors (i.e., individuals who are neither an officer or director of Holdings or any of its unregulated affiliates). (See Section 9.2.1.2, p. 93 of Ex. 1.) Niagara Mohawk and the unregulated subsidiaries of holdings will have separate operating employees and operating officers. (See Section 9.2.5.1, p. 96 of Ex. 1.) Officers of Holdings may be officers of either Niagara Mohawk or an unregulated affiliate.

         Niagara Mohawk will remain a reporting company under the Securities Exchange Act of 1934, as amended ("1934 Act"). Prior to the share exchange, Holdings will apply to have its common stock listed on the New York Stock Exchange, Inc. ("NYSE"). It is anticipated that Holdings common stock will be listed and traded on such stock exchange upon consummation of the share exchange, whereupon Holdings will be required to file reports with the Commission pursuant to Section 13(a) of the 1934 Act. The Niagara Mohawk Common Stock will cease to be listed on the NYSE following the share exchange.

         The share exchange is subject to the satisfaction of the following conditions (in addition to approval of the Exchange Agreement by the holders of Niagara Mohawk Common Stock which occurred on June 29, 1998): (i) all necessary orders, authorizations, approvals, or waivers from the PSC and all other regulatory bodies, boards, or agencies have been received, remain in full force and effect, and do not include, in the sole judgement of the Board of Directors of Niagara Mohawk, unacceptable conditions; and (ii) shares of Holdings common stock to be issued in connection with the exchange have been listed, subject to official notice of issuance, by the NYSE.



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


         Holdings has filed with the Commission a Registration Statement on Form S-4 ("Registration Statement") under the Securities Act of 1933, as amended. The Prospectus/Proxy Statement contained in the Registration Statement, a copy of which is included with this application as Exhibit 6, was filed for the purpose of (i) registering the shares of Holdings common stock to be issued in exchange for the Niagara Mohawk Common Stock pursuant to the share exchange and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of the common shareholders.

D.   Purpose and Anticipated Effects of the Reorganization
     -----------------------------------------------------

     1.  Purpose
         -------

         As indicated above, the reorganization is an integral part of implementation of the Settlement Agreement (Ex. 1). PowerChoice is intended to further the PSC's stated goals in restructuring the utility industry in New York State into a competitive energy marketplace. See PSC Opinion No. 96-12 in Case 94-E-0952 issued May 20, 1996 (168 P.U.R. 4th 515). The proposed holding company structure is intended to provide Niagara Mohawk and its subsidiaries with the financial and regulatory flexibility to compete more effectively in an increasingly competitive energy industry by providing a structure that can accommodate both regulated and unregulated lines of business.

         The holding company structure separates the operations of regulated and unregulated businesses. As a result, it provides a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from unregulated to regulated lines of business. A holding company structure also is preferred by the investment community because it makes it easier to analyze and value individual lines of business. Moreover, the use of a holding company structure provides legal protection against the imposition of liability on regulated utilities for the results of unregulated business activities. In short, the holding company structure is a highly desirable form for conducting regulated and unregulated businesses within the same corporate group.

         More generally, the holding company structure will enable Holdings to engage in unregulated businesses without obtaining the prior approval of the PSC, thereby enabling Holdings to pursue unregulated business opportunities in a timely manner. Under the new corporate structure, financing of unregulated activities of Holdings and its non-utility subsidiaries will not require PSC approval. In addition, the capital structure of each non-utility subsidiary may be appropriately tailored to suit its individual business. Also, under the holding company structure, Holdings would not need PSC approval to issue debt or equity securities to finance the acquisition of the stock or assets of other companies. The ability to raise capital for acquisitions without prior PSC approval should allow



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competition on a level basis with other potential acquirors, some of which are already holding companies. Under a holding company structure, the issuance of debt or equity securities by Holdings to finance the acquisition of the stock or assets of another company should not adversely affect Niagara Mohawk's capital devoted to and available for regulated utility operations.

     2.  Anticipated Effects
         -------------------

         The consummation of the reorganization will have no significant effect on the common shareholders since their interest and investment in the business of Niagara Mohawk will be changed only in form and not in substance. The consolidated assets and liabilities of Niagara Mohawk and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries after the Effective Time. All the business and operations conducted before the Effective Time by Niagara Mohawk and its subsidiaries will continue to be conducted after the Effective Time by Niagara Mohawk and such subsidiaries as subsidiaries of Holdings.

         The reorganization will have no adverse effect upon the electric and natural gas utility operations of Niagara Mohawk.

         PowerChoice also provides that Niagara Mohawk will conduct an auction sale of its non-nuclear generation assets in accordance with the terms of PowerChoice. Neither Holdings nor any of its subsidiaries, including Niagara Mohawk, may participate in the auction as a bidder. The auction is estimated to be completed and resulting transactions closed in the first half of 1999.

         The holding company structure is a well-established form of organization for companies conducting multiple lines of business. It is a common form of organization for unregulated companies and for those regulated companies, such as telephone utilities and water utilities, which are not subject to the 1935 Act. In addition, it is utilized by many electric companies which are involved in unregulated activities. Niagara Mohawk wishes to take advantage of this opportunity, and desires to do so by utilizing the most efficient and effective corporate structure.

         For the reasons stated above, Niagara Mohawk believes that the reorganization will have no adverse effect on Niagara Mohawk, Niagara Mohawk customers, the common shareholders, or the holders of Niagara Mohawk Preferred Stock or Niagara Mohawk's debt securities.

     E.   Additional Information
          ----------------------

         No associate company or affiliate of Holdings or Niagara Mohawk, nor any affiliate of any associate company of Holdings or Niagara Mohawk, has



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any direct or indirect material interest in the proposed transactions except as stated herein.

         For further information, reference is made to the financial statements and other information in Exhibits 6 through 15 hereto.


                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Niagara Mohawk Holdings, Inc.


Date:  February 25, 1999                   By:  /s/ William F. Edwards
                                                -------------------------------
                                                    William F. Edwards
                                                    Senior Vice President
                                                    Chief Financial Officer







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